UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69761

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ARDEA PARTNERS LP**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  - ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 NASSAU STREET, SUITE 300

(No. and Street)

PRINCETON	NJ	08542
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEVIN LIPSTEIN	212-430-2341	KEVIN@ARDEAPARTNERS.COM
(Name)	(Area Code — Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP.

(Name – if individual, state last, first, and middle name)

50 ROCKEFELLER PLAZA	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)
11/02/2005		2468	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, KEVIN LIPSTEIN _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARDEA PARTNERS LP _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> MONIQUE ROMERO
> NOTARY PUBLIC, STATE OF NEW YORK
> No. 01RO6308967
> Qualified in New York County
> My Commission Expires 8/4/2026

Signature: _Kevin Lipstein_

Title:
FINOP AND CFO

Monique Romero
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ardea Partners LP

Financial Statement

December 31, 2024

Ardea Partners LP

Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
Ardea Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ardea Partners LP as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ardea Partners LP as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ardea Partners LP's management. Our responsibility is to express an opinion on Ardea Partners LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Ardea Partners LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Ardea Partners LP's auditor since 2018.
New York, New York
March 10, 2025

Ardea Partners LP

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	65,906,516
Accounts receivable		5,996,172
Investments		3,149,363
Due from affiliates		771,122
Security deposits		1,901,072
Property and equipment, net		10,033,676
Right of use asset		23,273,133
Prepaid expenses and other assets		918,481
TOTAL ASSETS	$	111,949,535

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:

Accounts payable and accrued expenses	$	3,194,939
Lease liability		25,734,648
Deferred revenues		3,077,626
Due to affiliates		38,116,279
TOTAL LIABILITIES		70,123,492
PARTNERS' CAPITAL		41,826,043
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	111,949,535

The accompanying notes are an integral part of this financial statement.

Note 1. Nature of Business

Ardea Partners LP is a Delaware limited partnership (the "Company"). Effective July 8, 2016, the Company registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company's limited partner is Ardea Holdings LP, a Delaware limited partnership ("AHLP") and its general partner is Ardea GP LLC. The Company has been approved to engage in best efforts underwriting, private placements of securities, and investment banking services, including mergers and acquisitions advisory and fairness opinions. The Company does not carry securities accounts for customers or receive or hold securities or funds of customers.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2024, the Company had no cash equivalents.

Revenue Recognition
The Company recognizes revenue when performance obligations are met. Advisory fees are earned for providing general investor-related advice outside of the fundraising/private placements process. These fees are generally recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Depending on the nature of the agreement, fees received prior to the completion of the transaction could be deferred within "Deferred revenues" in the statement of financial condition. Further, other engagements are recognized over time using a time elapsed measure of progress over the length of the contract as clients simultaneously receive and consume the benefits of those services as they are provided. As of December 31, 2024, the Company reflected $3,077,626 in deferred revenues for fees in which performance obligations had not yet been fully satisfied. These deferred revenues are contingent upon success fees being earned at a future date, upon which the deferred revenues will become earned.

Fair Value Measurements
Pursuant to FASB ASC 820, *Fair Value Measurement*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The amounts included in the accompanying statement of financial condition for cash, accounts receivable, due to/from affiliates, and accounts payable and accrued expenses approximate fair value due to the short term nature of these instruments.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Note 2. Summary of Significant Accounting Policies (Continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
1. Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

2. Level 2 inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

3. Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Income Taxes
During the tax year ended December 31, 2024, the Company was considered a disregarded entity for federal and most state income tax purposes and its earnings and losses are included in AHLP's tax return and passed through to AHLP's partners. The members of a partnership are generally taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal income taxes has been included in this financial statement.

Property and Equipment
For the year ended December 31, 2024, the Company capitalized $8,180,817 in costs related to the buildout and furnishing of its office space at 10 Hudson Yards.

Estimated useful lives of assets in years:	
Leasehold improvements	10
Computer equipment	5
Furniture	7

Property and equipment consisted of the following at December 31, 2024:

Leasehold improvements	$ 10,606,399
Furniture	1,525,968
Computer equipment	166,771
Sub-Total	12,299,138
Less: Accumulated depreciation	2,265,462
Property and equipment, net	**$ 10,033,676**

Accounts Receivable and Allowance for Credit Losses
The determination of the amount of credit losses is based on the amount of credit extended, estimated creditworthiness of the counterparty assumed by management, and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions, and reasonable supportable forecasts as deemed necessary on a deal by deal basis. The Company continually monitors these estimates over the life of the receivable. The allowance for uncollectible amounts reflect the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2024. Of the accounts receivable outstanding as of December 31, 2024, 84% was due from one customer.

Use of Estimates
The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates. The Company's significant estimates include useful lives of long lived assets, impairment of long lived assets, the allowance for credit losses, and the valuation of investments.

Note 2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Gain or Loss
In certain circumstances international customers are invoiced in their local currency and the Company utilizes a month end foreign currency exchange rate to convert the outstanding receivables to U.S. Dollars at the end of each month.

Recently Adopted Accounting Standards - Segment reporting
The Company adopted ASC 280, *Segment Reporting* (including adoption of ASU 2023-07), during the fiscal year, which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluates performance.

The Company conducts its business activities and reports financial results as a single reportable segment: Investment Banking Advisory Services. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. (See Note 14)

Note 3. Off-Balance-Sheet Risk, Concentrations and Credit Risk

The Company maintains checking and money market accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit insurance limit. At December 31, 2024 total amounts in excess of these limits are $53,161,262.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

Note 4. Revenue Recognition

The beginning and ending contract balances were as follows:

| | December 31, | |
	2024	2023
Accounts receivable	$ 5,996,172	$ 16,698,142
Deferred revenues	$ 3,077,626	$ 941,537

Note 5. Commitments and Contingencies

In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings or administrative proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, *Accounting for Contingencies* when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

Office Leases

The Company entered into an agreement to lease office space in New York City, NY beginning on July 20, 2017 and ending March 29, 2027. The Company renewed its lease agreement for a five year term for office space in Princeton, NJ, with a lease commencement date of April 1, 2021 and a termination date of March 31, 2026. The Company entered into an agreement to sublease office space in New York City, NY beginning on February 19, 2024 and terminating on May 31, 2032. The Company has prepaid $845,268 on a lease agreement commencing on June 1, 2032.

Note 5. Commitments and Contingencies (Continued)

Office Leases (Continued)

The Company was also required to remit a security deposit to each of the landlords for both of the leased office spaces. The Company made additional deposits of $844,790 in 2024. The total amount of security deposits held by the Company's landlords is $1,901,072 and is reflected as "Security deposits" in the accompanying statement of financial condition.

Total cash paid to the lessors for the year ended December 31, 2024 was $3,088,431. The Company's lease terms do not include options to extend or terminate the lease.

Maturities of lease liabilities under operating leases as of December 31, 2024 are as follows:

Year ending December 31:	Total
2025	3,827,217
2026	5,621,199
2027	3,936,180
2028	3,634,490
2029	3,685,680
Thereafter	8,907,060
	$ 29,611,826
Less effects of discounting	(3,877,178)
Lease liabilities recognized	$ 25,734,648

The weighted-average discount rate is 4.08%.

The weighted-average remaining lease term is 6.46 years.

Note 6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statement for these indemnifications.

Note 7. Client Reimbursement Receivable

The Company has agreements with its clients whereby certain expenses incurred by the Company in relation to advisory services provided may be reimbursable. As of December 31, 2024, the Company had $65,245 in receivables for reimbursements from its clients.

Note 8. Income Taxes

The Company is considered a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its limited and general partner. The Company's earnings and losses are included in AHLP's return and passed through to its partners.

Note 8. Income Taxes (Continued)

The Company evaluates its uncertain tax positions under the provisions of ASC 740, *Income Taxes*. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized tax benefits." A liability is recognized (or amount of net operating loss carried forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of December 31, 2024, no liability for unrecognized tax benefits was required to be recorded.

Note 9. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain net capital equal to the greater of $5,000 or 6.67% of the aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined under Rule 15c3-1, shall not exceed 1500%. At December 31, 2024, the Company had net capital of $18,956,157 which was $15,832,800 in excess of its required net capital of $3,123,357. The Company's aggregate indebtedness to net capital percentage was 247.15% at December 31, 2024.

Note 10. Related Party Transactions

The Company is under common ownership with Ardea Partners International LLP ("APILLP"), Ardea Services LLC ("ASLLC") and Ardea Capital Partners Management LP ("ACPM"). Effective January 1, 2021, the Company, ASLLC and ACPM entered into a Shared Services Agreement. ASLLC employs the Company's and ACPM's personnel and provides administrative and operations services. APILLP employs their own employees and manages their operations independently.

Effective as of September 1, 2017, the Company, APILLP (each, herein referred to as a "Party") and AHLP entered into an agreement with respect to an engagement (an "Engagement") that either Party may have entered into or may enter into with a client, whether before, on or after the Effective Date, where one Party (the "Contracting Party") contracts for the other Party (the "Noncontracting Party") to provide services to the Contracting Party, on an arms-length basis as a contractor and not in any other capacity, including agent, in connection with such Engagement. Pursuant to the agreement, the Company engaged APILLP with respect to certain transactions to assist the Company in providing advisory services to relevant clients. The agreement also provides for APILLP to engage the Company with respect to certain transactions to assist APILLP in providing advisory services to relevant clients.

The Company reflected a receivable from ACPM at December 31, 2024 in the amount of $202,080, which is reported as a component of Due from affiliates in the accompanying statement of financial condition. The balance is related to administrative and operational expenses the Company paid on behalf of ACPM.

Note 10. Related Party Transactions (Continued)

The Company also incurred expenses and made cash payments to ASLLC for certain administrative and operational services, as well as personnel, provided under the terms of their agreement. The Company reflected a liability of $8,551,256, at December 31, 2024, to ASLLC for these services. The Company also reflected a liability to AHLP, its sole limited partner, at December 31, 2024, in the amount of $29,565,023. The balance due is primarily related to guaranteed payments. The Company also reflected receivables from APILLP in the amount of $569,042 at December 31, 2024. Total due to affiliates at December 31, 2024 was $38,116,279, while total due from affiliates was $771,122 as of the same date. Both balances are reported in the accompanying statement of financial condition.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 11. Employee Benefit Plans

Effective January 1, 2020, the Company adopted a safe harbor 401(k) plan (the "Plan") to cover substantially all employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Company also contributes 3% of compensation on behalf of all employees.

Note 12. Fair Value Measurements

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach*. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach*. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach*. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2024:

Assets:	Level 1	Level 2	Level 3	Total	Valuation technique
Series D Preferred Stock	$ -	$ -	1,846,244	$ 1,846,244	(c)
Common Stock Warrants	-	-	197,236	197,236	(c)
Common Stock	10,560	-	-	10,560	(a)
Common Stock	-	-	1,095,323	1,095,323	(c)
	$ 10,560	$ -	$ 3,138,803	$ 3,149,363	

All assets have been valued using an income approach, except Level 1 assets, which have been valued using a market approach. The following table describes the valuation techniques used to calculate fair values for assets in Level 3 during the current year.

Note 12. Fair Value Measurements (Continued)

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value at 12/31/24	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Series D Preferred Stock	$1,846,244	Market comparable companies	Change in market capitalization	Median: (-0.9%)
Common Stock Warrants - A	$52,394	Market comparable companies	Change in market capitalization	Median: (-0.9%)
Common Stock Warrants - B	$144,841	Various	Various	Various
Common Stock	$1,095,323	Various	Various	Various

The Company's investments in the Series D Preferred Stock and A Warrants have been valued using the real market approach determined by the change in market capitalization relative to the market as a whole, which is management's best estimate of their fair value as of December 31, 2024.

The following table is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2024:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Series D Preferred Stock	Common Stock Warrants	Common Stock	Total
Opening balance - December 31, 2023	$ 1,846,244	$ 197,236	$ -	$ 2,043,480
Receipts, issues, sales, and settlements				
Receipts	-	-	-	-
Issues	-	-	1,095,323	1,095,323
Losses	-	-	-	-
Settlements	-	-	-	-
Closing balance - December 31, 2024	$ 1,846,244	$ 197,236	$ 1,095,323	$ 3,138,803

Note 13. Segment Reporting

The Company is engaged in a single line of business as a broker-dealer, and has been approved to engage in best efforts underwriting, private placements of securities, and investment banking services, including mergers and acquisitions advisory and fairness opinions. The Company has identified its Chief Executive Officer and Chairman as the Chief Operating Decision Maker ("CODM") collectively. The CODM uses revenues, compensation and benefits expense, non-compensation operating expenses, net income, and cash flow to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Total segment assets as of December 31, 2024 are $111,949,535.

Note 14. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, through the date of filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2024.